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瑞生國際律師事務所 November 10, 2009 Geoffrey Kruczek, Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Mail Stop 6010	Abu Dhabi Barcelona Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow	Munich New Jersey Orange County Paris Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Pypo China Holdings Limited Post-effective Amendment to Form S-4 Filed on October 15, 2009 File No. 333-153492

Dear Mr. Kruczek:

On behalf of Pypo China Holdings Limited, a company with limited liability registered by way of continuation in the Cayman Islands (“PCHL”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Post-effective Amendment No. 2 to the Registration Statement on Form S-4 for PCHL (“Post-effective Amendment No. 2”), including exhibits.

Post-effective Amendment No. 2 responds to the comments set forth in the Commission’s letter to PCHL, dated November 2, 2009.  For your convenience, we have repeated each comment prior to the relevant response in bold and italics.  All references to page numbers in our discussion below each heading correspond to the pages in Post-effective Amendment No. 2.

We are also sending courtesy copies of this letter to you by courier, together with a redline of Post-effective Amendment No. 2 marked to show changes from the original Post-effective Amendment No. 1 to the Registration Statement on Form S-4, as initially filed.

1.
Please indicate below the second paragraph of text required on the Signatures page which individual signed in the capacities of (1) principal financial officer; and (2) controller or principal accounting officer.

PCHL has revised the signature page of the registration statement to indicate which individual signed in the capacities of the principal financial officer and the principal accounting officer.

Joseph A. Bevash Simon H. Berry Kenneth D. C. Chan	Stanley Chow Michael S. L. Liu Jane M. S. Ng	John A. Otoshi Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Patrick J. Flanagan (New York) Eugene Y. Lee (New York)	David J. Miles (England and Wales) David Zhang (New York)

November 10, 2009

2.	Please tell us the authority on which you rely to conclude that the registrant can sign the document as its own duly authorized representative in the United States.

PCHL advises the Staff that the signature page for Post-effective Amendment No. 1 inadvertently included the name of PCHL. PCHL has revised the signature page to clarify that Mr. Bernard J. Tanenbaum III is PCHL’s duly authorized representative in the United States to sign Post-effective Amendment No. 2.

3.
Given your disclosure on page 194 regarding the identity of your officers, please tell us the authority on which you relied to determine which individuals would file the form 10-Q filed August 14, 2009. Also tell us why another entity signed that Form 10-Q.

PCHL advises the Staff that the Form 10-Qs filed on August 14, 2009, were inadvertently filed by its predecessor reporting entities, Middle Kingdom Alliance Corp. and MK Arizona Corp. Accordingly, PCHL, in its capacity as successor to Middle Kingdom Alliance Corp. and MK Arizona Corp., will file a Form 10-Q/A and the principal executive officer and principal financial officer of PCHL will execute such filing.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (852) 2912-2503, Allen Wang at (852) 2912-2512 or Stephanie Tang at (8621) 6101 6002.

Very truly yours,

/s/ David Zhang
of LATHAM & WATKINS

cc:
Dongping Fei, Chief Executive Officer, Pypo China Holdings Limited
Kim Chuan (“Jackie”) Leong, Chief Financial Officer, Pypo China Holdings Limited
Allen Wang, Esq., Latham & Watkins
Stephanie Tang, Esq., Latham & Watkins